

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 14, 2008

<u>Via U.S. Mail</u>

Thomas J. Folliard
President and Chief Executive Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA 23238

> **Re: CarMax, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2007**

Dear Mr. Folliard:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director